UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management, Inc. http://live.seamgmt.com/ » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents Longleaf Quick Links (U.S. Investors) Southeastern Asset Longleaf Dividends, Distributions, & Tax Information Founded in 1975, Southeastern is Longleaf Partners Funds, an independent global money managed by Southeastern and Longleaf Prices at 02/02/12 manager investing in used by the firm’s employees, are (u.s. funds) prce change undervalued securities for clients available to qualifying clients » Partners Fund $2879 $033 worldwide. I worldwide. »Small-Cap Fund 2598 0.10 »International Fund 1303 013 Southeastern’s single investment team uses the same time-tested approach for Fund Performanca all portfolios —paying deep discounts for well-managed good businesses to earn superior long-term results and minimize the risk of capital loss. Our unique Governing Principles guide and distinguish our firm. Recent News & Updates 1/31/12: Longleaf Year-End Letter to Shareholders 1/5/12: Notice for Financial Advisors who Separately Managed Accounts Longleaf Partners Funds pa^nersFunds65’^in L°na’eaf Southeastern offers separately managed accounts to U S Longleaf Partners Funds consist of four offerings for and non-U S institutional investors. Clients may select from institutions and individuals, one of three mandates U.S. Investors Non-U.S. Investors » Global Mandate » Non-US Mandate » Partners Fund » Global UCITS Fund »US Mandate » Small-Cap Fund » International Fund »ABOUT US » INVESTMENT OFFERINGS »COMMENTARY & NEWS b MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCITS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »Investment Approach Investors) Reports Documents »Process ‘* Separately Managed Accounts »Articles » Southeastern History B ^media Commentary » Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use “Southeastern Asset Management, Inc .””Longleaf,” “Longleaf Partners Funds,” and the pine cone logo are registered trademarks Call (600)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map

About Us :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents Longleaf Quick Links (U.S. Investors) Overview Governing Principles Investment Approach Process Southeastern History Investment Team Account Access Open an Account Forms & Additional Information Ovprvi pw wvgivj.cvv Sign up for News & Updates Current Prices & Performance InBrief Investment Philosophy Dividends. Distributions, & Tax Information Founded 1975 We believe we can deliver superior long-term absolute returns and Governing Principles Independent investment advisory firm minimize risk of capital loss by owning equity securities in a portfolio of 100% employee owned 18~22 competi'ive'V entrenched, well-managed businesses purchased at steep discounts to their intrinsic values. » Research team of eleven analysts Partnership Investing Southeastern's employees and related entities are the largest owners 0(12/31/11 across the Longleaf Partners Funds. Our Code of Ethics requires Total $31 5 billion employees to use funds advised by Southeastern to own public equities U.S. Large Cap Equities 16.1 billion unless granted an exception. Global Equities 10.3 billion . , Competitive Advantages U.S. Small Cap Equities 3 0 billion (closed) • Proven Investment Discipline Over 35 years of successful results across multiple equity universes Non-U.S. Equities 2.1 billion using (he sgme in.deptn rigorouS| research discipline to assess business value, quality, and management competence. Locations . Long-term Investment Horizon Headquarters—Memphis, Tennessee Long-term stability to look beyond short-term market pressures and (901)761-2474 invest based on intrinsic business values because of being employee owned with like-minded clients 4To)2aoC74?9"4C2eooLOnd0n ' C°rP0rate Management Insight and Access Superior insight and access provided by our extensive contacts, Research Office—Singapore partnership record, and global presence. 55 6591 5430 . cohesive Investment Team hOff' Tk Consistent leadership and philosophy for over three decades guiding a 31 (0)3 5412 322^ * single, global, multigenerational team. • Aligned Partnership Approach Alignment of interests through our investment ownership requirement, our firm's independence, and our selection of stocks with vested management. »ABOUT US »INVESTMENT OFFERINGS »COMMENTARY & NEWS »MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates • Forms 6 Addiiiurnil :nici:tn,i1.iri » Governing Principles u UCITS Funds (non-U S » Quarterly Commentary & » Prospectus & Related .Investment Approach Investors) Reports Documents »Process * Separately Managed Accounts »Artictes » Southeastern History » »«™dia Commentary »Investment Team Copyright © 2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investmenl at redemption may be worth more or less lhanthe purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before Investing to learn about the investmenl objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map

Governing Principles :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/governing_principles

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Governing Principles

Our unique governing principles guide all of Southeastern's investment and business decisions and reflect our commitment both to our client partnership approach as well as to Ben Graham's value investing teachings.

We will treat your investment as if it were our own.

We will remain significant investors in Longleaf Partners Funds.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of its corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will focus our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance client and shareholder services.

We will communicate with our investment partners as candidly as possible.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Investment Approach :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/investment_approach » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^ _ Longleaf Quick Links (U.S. Investors) Overview Governing Principles Investment Approach Process Southeastern History Investment Team Account Access Open an Account Forms & Additional Information Investment Approach Sjgn upfor News & Updates Current Prices & Performance * Our Investment Beliefs DividendSi Distributions, & rax information We seek to buy competitively • Long-term investment horizon provides opportunity for "time horizon Governing Principles entrenched, well-managed arbitrage." businesses trading at deeply * In-depth, conservative business appraisals underpin all decisions. discounted prices in the public • Stock price volatility offers opportunity. markets to generate superior . Margin of safety determines entry and exit limits based on price- long-term absolute returns and to-value ratio (PA/). minimize the risk of permanent . "Cheap" Is not enough—sustainable competitive advantages that lead capital loss. to value growth are equally critical. Corporate management's capability, incentives, and business decisions greatly impact our outcome. Concentrating in the 16-22 most qualified opportunities adequately diversifies, reduces risk, and improves return. Bottom-up, benchmark agnostic portfolio construction enables superior returns by owning only the highest quality, most discounted businesses. Security Selection Criteria Good Business Good People Good Price • Understandable • Honorable and P/V=60%ortess where • Financially sound trustworthy intrinsic value is determined . Compel-lively entrenched • Skilled operators by: • Generates free cash flow • Capable capital altocalors . present value of free which vrill grow • Snerenakler-oronlBd cash flow • Properly incented • Net asset value • Comparable business sales Security Sell Criteria Our long-term investment horizon results In multiyear holding periods and low average turnover. We sell an investment when: Price approaches current appraisal Risk/return profile can be improved substantially Business' earnings power is permanently impaired Management proves incapable of building value and replacing leadership is not feasible Buying with Large Margin of Safety

Investment Approach :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/investment_approach

A significant discount between a stock's price and its intrinsic value (P/V) provides the margin of safety that helps protect capital from significant loss while giving us the potential to generate substantial returns.

The chart below illustrates the concept. We buy a business at $20/share, which is 50% of its $40 appraised value. Because it is a superior business with skilled management, our appraisal increases at 12% per year through cash earnings growth and free cash flow reinvestment. If the stock price reaches value after five years, we will have earned 29% per year. As the table shows, a higher P/V paid for a stock means a lower return.


Value or Price per Share
12% Growth of Corporate Intrinsic Value/Share
Market Price/Share
$70
$40
$30
$20
29% Compound Annual Growth Return (CAGR)
Year 1
Year 2
Year 3
Year 4
Year 5

Discount Scenarios

P/V AT PURCHASE	5 YEAR CAGR
50	29
60	24
70	20
80	17
90	14
100	12

These charts do not reflect the performance of any particular security.

Stewardship Code

Download the UK Stewardship Code Position Paper.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Process :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/process I ; search] » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents Longleaf Quick Links (U.S. Investors) Overview Governing Principles Investment Approach Process Southeastern History Investment Team Account Access Open an Account Forms & Additional Information Investment Process Sign up for News & Updates Current Prices & Performance Designed to: Analysts Search for Investments Dividends. Distributions, & Tax Information Generate best investment Southeastern performs all research work in-house. Our analysts are Governing Principles opportunities globally generalists, pursuing the most compelling opportunities in any geography, Apply rigorous analysis and review industry, or market cap. The cumulative experience of our team makes our fo every name universe of potential ideas large and growing. We do not use macro Capitalize on cumulative experience forecasls or benchmark weightinas to determine where to search'lnstead' of entire team our ana'Vsts 1°°^ f°r individual companies that are misunderstood, underfollowed, temporarily challenged, or intensely disliked. They retain Adhere to proven methodology (heir ana|ys,s for fu(ure ^ whether Qr no, we buy ,he ngme When analysts' work indicates an opportunity, they prepare a detailed Analysts Search for Investments report which generally includes: Business segment analysis, Detailed financial model with historic and projected free cash flows, Team Scrutinizes Thesis and Decides Whether to Purchase the Investment • CEO background as well as information on other large owners and board membere, • Industry analysis describing the company's competitive advantages and primary competitors, Analyst Monitors Investment and • Projected value growth over the next 12 months, Reports to Team • The major assumptions used and how those differ from sell side projections, and • Primary risks that would change the case. This report is given to the full team for vetting. Team Scrutinizes Thesis and Decides Whether to Purchase the Investment All analysts scrutinize the report, incorporating their cumulative experience from analyzing businesses across multiple industries and countries. The team vetting process generally includes the following: A "devil's advocate" is assigned to challenge assumptions, raise concerns, and review the validity of the bear case on the company, We visit corporate management to gauge the level of engagement, understand operating challenges, and assess capital allocation. We gain valuable insights through our extensive network of clients and management teams at previous investments. Having analysts on different continents broadens our contact network, helps incorporate cultural nuances, and enables more efficient management team visits. While geographically disbursed, the team makes decisions together which decreases the firm's reliance on any single individual and ensures that all resources are brought to bear. If the team determines that the company meets our criteria, trading receives instructions to build a position. Analyst Monitors Investment and Reports to Team The analysts update their appraisal and any changes to the cases following quarterly results and when significant events occur. If a company's value is flat or declines over time, or if management takes actions that destroy shareholder value, the team determines whether to move on or to take other actions to pursue value growth and recognition. We typically have multiyear holding periods. However, when a stock's price

Process :: Southeastern Asset Management, Inc. http://1ive.seamgmt.com/aboul_iis/process readies our appraisal value and no margin of safely remains, we sell .ABOUT US » IUVBStMBNt QEFEBtlNSS _ « OCUjMENTARV & NEWS » Wim FUND UOCUMEMTS . GOMTACT US • ovbvbw • MiiunlFurtds (US hwslons) i Recoil Nowj 4 Updaioi Fwnu & AdMonal tnforawnon Sovorninfl Pnnaptos > ucrrs Funds (non-US lOuingnyCadnrrianiB^a > Prosjwclns S RsisKtl . HvDllfiMIHAWKMOh HvBlors) fll D«uniBnu . Prwasi ' Seporality Munnaed Accounti . Annies i SDuihnjf (urn Histwy • Multaimi" CDmtnonioiy < Invflnmonl Team CopytiotlieSOl?. Siullttpitom Aj«ol Mjnognmunl, Inc AH injhls roswiml vuhji usoodhit site si^iiWi Ihulyau accept ourTsrmi $ Candtoflt ol Uso. •SHimesuUmAsiotMKUigenienl. t«:.'"Lorijteuf." •LgngleRl Panngra Fundl,* >nd tin pim conn logo ore WflisBnd Inutnmaiiu Csl WO!i)4a?.'jaB'J (er or v>ew cucfan! riiDitin-erid peffonrxnco Pasl performodcs itoes ncl guarnnlM Mat niiuiri funcf preoi nucluals. aJidlhe vakie of an 4nv9Q [menial r«<MnnptiDnniaylwwanr)morttorte£t lhan I he ilurcnaso pfKG Cad (GOOJ4dS-94l)9 for or view incPro?p4Clul and Summary Pro&pticlus which should Ijo rflad cnroruUy before inveilina 1-j toamalnul llw inMiblmenl ah^cfjvos. nski.tha/gej and&xpenKes or uio FundK. Privacy Potty | Site Mlp

Southeastern History :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/history Q 11 se*ftcn'i » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents .^ ^^^^^^^_^^^^^^^^^^^_^_^^^^^_^^^^^^^^^^^^^^^_^^_^^^_ Longleaf Quick Links (U.S. Investors) Overview Governing Principles Investment Approach Process Southeastern History Investment Team Account Access Open an Account . Forms & Additional Information Southeastern History Signupfor News & Updates Current Prices & Performance Compelling investments have been year iNnwrvE DMdends Djstribut|0rls a Tax lnformation •^ 1975 Southeastern is started to take advantage of opportunities Governing Principles Southeastern'* initiatives. created by the bear market. Long-term clients have joined us as partners and added funds when 1987 Longleaf Partners Fund opens to allow employees to invest in a opportunities warranted. conflict free manner in the same companies owned by clients. Likewise, we have closed in periods when qualifying 19B9 EmP'°yees seed L°"9leaf Pliers Small-Cap Fund to purchase compelling businesses too small to hold in existing portfolios. investments were not available. Partners Fund doses to new investors as we sell fully valued businesses and cannot find many qualifying new investments. Employees seed Longleaf Partners Realty Fund to take advantage of the growing universe of undervalued publicly traded real estate Small-Cap Fund closes to new investors as we sell fully valued businesses and cannot find many qualifying new investments. The Fund's size dictates remaining closed. Partners Fund re-opens as global market dislocations present new opportunities. 1998 Employees seed Longleaf Partners International Fund to take advantage of numerous undervalued businesses outside of the U.S. 199B Tokyo office opens to expand our ability to take advantage of significantly discounted Asian companies. Partners Fund closes to new investors as we sell fully valued businesses and cannot find many qualifying new investments. Global mandate launches when a client asks to combine U.S and non-U.S. companies in one portfolio. Partners Fund re-opens as the technology bubble attracts so much capital (hat many great non-tech businesses are left ignored and extremely discounted. London office opens to expand our ability to take advantage of compelling opportunities across Europe. 2001 Shutter $500 million Realty Fund and return capital to shareholders because the undervalued publicly traded real estate universe shrinks enough to limit long-term opportunities. 2004 Partners Fund closes to new investors as we sell fully valued businesses and cannot find many qualifying new investments 2004 International Fund closes to new investors as we sell fully valued businesses and cannot find many qualifying new investments. 2006 International Fund re-opens as investments outside of the U.S. become attractive.

Southeastern History " Southeastern Asset Management, Inc. hltp://live.seamgml.com/aboul_us/history 2006 Singapore office opens id slrertglhen research and Irading capabiillias in Asia. 2008 Partners Fund re-opens as qualifying companies become discounted with the demise of the U.S. credit and housing bubble. 2010 Affiliated entities of Southeastern seed Longleaf Partners Global UCITS Fund following demand from institutions outside of the U.S. for a pooled vehicle to invest with Southeastern. .MOUtOS » INVESTMENT OFFERINGS s COMMENTARY & NEWS » MUTUAL FUND DOCUIKNTS » CONTACT US • Overview > Milutt Funds (U S hveitora) i Reconl Newt S UfJdSBi • Forms S Additional Intamnaliw » Governing Principal * UCITS Fund! (rxni-U S • Quarterly Commonlory & » PfOflpoctufl & Rokj]od ..mvsswwnlAppnucn hvMBrs) Hnpmi! Documents > Procois * Separately MiMged Account * Mir.by . StmlhBtilBrn Hlslo^ * '*Jttim"tliB Oommontny • !ri Vi]r.lineriL Tasni Copyright ©2012, Southeastern Asset Management, Inc. All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, he. .""Longteaf," 'Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9489 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than.the purchase price. Call (600)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the Investment objectives, risks, charges and expenses of the Funds. Privacy Policy | Site Map

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Investment Team

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A cohesive investment team is one of Southeastern's competitive advantages. Our three decades of consistent leadership and philosophy guide the single, global, multigenerational team in making all investment decisions.

Research



O. Mason Hawkins, CFA
Chairman and Chief Executive Officer

Southeastern since 1975
40 years investment experience
BA (Finance) University of Florida
MBA (Finance) University of Georgia



G. Staley Cates, CFA
President and Chief Investment Officer

Southeastern since 1986
26 years investment experience
BBA (Finance) University of Texas



James E. Thompson, CFA
Senior Analyst and Principal

Southeastern 1996-2007 and since 2010
25 years investment experience
BS (Business Administration) University of North Carolina
MBA – University of Virginia



Ken Siazon
Senior Analyst and Principal
Based in Singapore

Southeastern since 2006
18 years investment experience
BS (Systems Engineering) University of Virginia
MBA – Harvard Business School



Scott Cobb
Senior Analyst and Principal
Based in London

Southeastern since 2006
17 years investment experience
BA (History) University of Memphis
MA (Theological Studies) Covenant Theological Seminary



Lowry H. Howell, CFA
Senior Analyst and Principal

Southeastern since 2006
17 years investment experience
BA (Finance) Rhodes College
MS (Accounting) Rhodes College

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Investment Team :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/investment_team I Southeastern since 1997 I 15 years investment experience ^RK I I BA (Business and Economics) Rhodes College I 10 years investment experience I K^fl I BA (Philosophy and Religious Studies) University of I BA (Economics) Princeton University ^••fl I B Tech (Mechanical Engineering) Indian Institute of MS (Mechanical Engineering) Michigan State University MBA- University of Chicago ^K^BH I 4 years investment experience ^^ • I BA (Economics) Harvard College Client Portfolio Management I Head of Global Business Development • . ^^fl Southeastern since 2010 I 36 years investment experience H^ \VI BA (English and Mathematics) Dartmouth College I Head of Portfolio Risk Management and ^k<H I 21 years investment experience I BA (History) Dartmouth College H Lee B. Harper Head of Client Portfolio Management and Principal

Investment Team :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/investment_team n Southeastern since 1993 19 years investment experience BA (History and Communications) University of Virginia MBA- Harvard Business School I Mutual Fund Institutional Client Manager I 15 years investment experience K : I I BA (Economics) Western Carolina University I MBA (Finance) Georgia State University I Client Portfolio Manager and Principal I MA (International Economics) Johns Hopkins School of I Advanced International Studies I Client Portfolio Manager l^jl^l Southeastern since 2006 ^ f^B I 8 years investment experience (•Ull I BC (Finance and Marketing) University of Virginia I Client Portfolio Management Associate I 6 years investment experience K> I I BS (Management) Georgia Institute of Technology Trading ^^HBH Deborah L. Craddock, CFA I Head of Trading and Principal ' K>dH Southeastern since 1987 Ip ^L I 26 years investment experience I BA (Economics) Rhodes College I BS (Economics) University of Pennsylvania I MBA (Finance/Operations and Information k | I Management) University of Pennsylvania Wharton School ^k ^11 13 years investment experience I BA (Economics and International Relations)

Investment Team :: Southeastern Asset Management, Inc. http://live.seamgmt.com/about_us/investment_team

MBA (Finance and International Business) New York University, Stern School of Business



W. Douglas Schrank
Senior Trader

Southeastern since 2009
12 years investment experience
BA (Political Science) Colgate University



Ken Anthony
Trading Associate

Southeastern since 2005
7 years investment experience
BS (Accounting) University of Mississippi
MS (Accounting) University of Mississippi

Corporate Officers



Richard W. Hussey
Chief Operating Officer and Principal

Southeastern since 1999
BS (Finance and Business Management) Cornell University



Steve Fracchia, CPA
Chief Financial Officer and Principal

Southeastern since 2007
BS (Accounting) University of Alabama



Andrew R. McCarroll
General Counsel and Principal

Southeastern since 1998
BA (English) Vanderbilt University
MA (Religious Studies) University of Chicago
JD – Vanderbilt University



Julie M. Bishop, CPA
Mutual Fund Chief Financial Officer and Principal

Southeastern since 1989
BS (Accounting) Pennsylvania State University



Mike Wittke
Chief Compliance Officer

Southeastern since 2002
BA (Business Administration) Michigan State
JD – Boston College

Investment Offerings :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings » Conlact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents m Longleaf Quick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Open an Account Forms & Additional Information Investment Offerings S;grlupfor News & Updates Current Prices & Performance A single research team makes all Mutual Funds (U.S. Investors) DivldendSi Distribljtlon5i & Tax Information investment decisions for all Southeastern manages the following three SEC registered mutual funds Governing Principles mandates using the same with a $10|000 minimum for institutions and individuals. concentrated value approach without regard to whether Long|eaf partners Fund _ businesses domici|ed gnd/or operating accounts are separately managed primarily in the U.S. with mid to large market caps. Longleaf Small-Cap Fund-businesses domiciled and/or operating primarily in the U.S. with small market caps Closed to new investors. Longleaf International Fund—businesses domiciled and/or operating primarily outside of the U.S. without regard to market cap size. UCITS Funds (non-U.S. Investors) Southeastern manages Dublin, Ireland based UCITS funds for eligible sophisticated investors and institutions outside of the U.S. Longleaf Global UCITS Fund—a subset of the most qualified holdings from our U.S. and non-U.S. universes without regard to market cap size. Separately Managed Accounts Separately managed accounts have a $50 million minimum and are available to clients in most countries. We offer the following mandates: Global Mandate—a subset of the most qualified holdings from our U S and non-U S. universes. Non-U S Mandate—businesses domiciled and/or operating primarily outside of the US. U S Mandate—businesses domiciled and/or operating primarily in the U.S. »ABOUT US »INVESTMENT OFFERINGS »COMMENTARY & NEWS »MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S kivestors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCfTS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »Investment Approach Investors) Reports Documents » Process " Sfiparately Managed Accounts »Articles . Southeastern History » I**™""" Commentary »Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf." "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current monlh-end performance Past performance does not guarantee fulure results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Sile Map

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Mutual Funds (U.S. Investors) | UCITS Funds (non-U.S. Investors) | Separately Managed Accounts

Longleaf Partners Fund | Longleaf Small-Cap Fund | Longleaf International Fund

Mutual Funds (U.S. Investors)

A single research team makes all investment decisions for all mandates using the same concentrated value approach without regard to whether accounts are separately managed or in pooled funds.

Southeastern manages the following three SEC registered mutual funds with a $10,000 minimum for institutions and individuals.

Longleaf Partners Fund - businesses domiciled and/or operating primarily in the U.S. with mid to large market caps.

Longleaf Small-Cap Fund - businesses domiciled and/or operating primarily in the U.S. with small market caps. **Closed to new investors.**

Longleaf International Fund - businesses domiciled and/or operating primarily outside of the U.S. without regard to market cap size.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Partners Fund :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/mutual_funds/partners. | ! j SEARCH| » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents . Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Open an Account Forms & Additional Information Sign up for News & Updates LOllgleaf PaitlierS Fimd (llpfx) Current Prices & Performance Dividends, Distributions, & Tax Information Overview Performance Quarterly Data Distributions Governing Principles Fund Facts a,,,/*/,, Investment Objective Price ^o^/^ Irtcepilon Dale April 8.1907 Longleaf Partners Fund seeks long-term capital growth by investing PKIOL CHANGE Nel A&s&Es $8.0 billion primarily in a limited number of mid and large cap U.S. companies believed $28 79 $0 33 Expanse Raw 0.91% to be significantly undervalued. SirrAvo. Turner 27% Fund Information Toial Holdings 21 . |nvests prjmar1|v in as companies with flexibility to own up to 30% in Wtd Avg Martial Cap $240 billion non-U.S. holdings Quarterly Fund Factsheet Minimum $10,000 • Invests generally in companies with market capitalizations over $5 Summary Prospectus billion. Tlcker LLPFX Quarterly Reports — ."_._ uinfiawR ' Benchmark index is S&P 500, though portfolio construction is 100% bottom-up. Historic Quarterly and Monthly Returns • Southeastern employees, related parties, and Longleaf trustees are the Historic Daily NAV's Portfolio Managers largest shareholder group with a collective investment of over $400 ^^^^^^_ m;m™ Complete Holdings and Related Data ^•^H O Mason Hawkins, CFA million. fj. I Southeastern since 1975 • The Fund's assets are held primarily by institutional clients. F^it ^J • Our relationships are long-term. The average direct account tenure is I • The Fund is currently open to new investors, but has been closed to ^^^^^^ new investors when we could not find qualifying investments. I southeastern since 1986 Management ' Jii.'' " Southeastern has managed all portfolios consistently for over three We adhere to the same Governing Principles, We employ the same Investment Approach, We follow the same Investment Process. »ABOUT US »INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S hvestore) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCITS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »Investment Approach lmestors> ReP°rts Documents »Process * SeParately Managed Accounts n Articles » Southeastern History » "'media Commentary »Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc .""Longteaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than Ihe purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which shoukl be read carefully before investing to learn about the investment objectives, risks, charges and expenses of Ihe Funds Privacy Policy | Sile Map

Partners Fund : Performance :: Southeastern Asset Management, Inc. Page 1 of 2 |_ JI search ] » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^ . Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U.S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Open an Account Forms & Additional Informalion Sign up for News & Updates Longleaf Partners Fund (llpfx) Current Prices & Performance Dividends, Distributions, &Tax Information Overview Performance Quarterly Data Distributions Governing Principles Performance at 12/31/11 FUND INCEPTIONt 20 YR 10 YR SYR SYR 1 YR YTD 4Q 1 MO Price at 02/119/21112 CuniuTrtlve Returns PRICE CHANGE Partners Fund 110246% 61203% 4435% -1346% 7592% -285% -285% 1053% 0.14% $2962 SO 15 S&P 500 Index 65784 35012 3335 -124 4859 211 211 1182 102 Average Annual Returns Total Return Partners Fund 1056 1031 374 -285 2072 -285 -285 1053 014 Recent Monthly Returns S&P500lndex 853 781 292 -025 1411 2.11 211 1182 102 ^^ ^^ ^^ View current month-end performance 014% -236% 1304% Outperformance History over Quarterly Rolling Periods at 12/31/11 Southeastern's disciplined, patient investment approach has produced consistent long-term Fund Documents outperformance through multiple economic cycles and world crises. The chart shows that the longer the holding period, the more often the Fund beat the benchmark, including 100% of the time for 15 and 20 year rolling periods. Summary Prospectus Percent of Periods Fund Outperformed S&P 500 Index1 Quarterly Reports 100.00% 100.00% Historic Quarterly and Monthly Returns I Year 5 Year 10 Year 1 5 Year 20 Year Rolling Periods Calendar Year Total Returns YEAR FUND INDEX YEAR FUND INDEX 2011 -285% 2-11% 1998 1426% 2856% 2010 17,89 15.06 1997 2825 33.36 2009 53.60 2646 1996 2102 22.96 2008 -50.60 -3700 1995 27.50 3758 2007 -044 549 1994 896 132 2006 21 63 15 79 1993 22^0 10.08 2005 362 491 1992 2047 762 2004 7 14 10,88 1991 39.19 30.47 2003 3480 28.66 1990 -1635 -310 2002 -834 -2210 1989 2326 3169 2001 1034 -1189 1988 3519 1661 2000 2060 -910 1967t -1296 -1327 1999 218 2104 t The inception dale is 4/8/87 During the inception year, the S&P 500 Index was available only a[ month-end; therefore the S&P 500 value at 3/31/87 was used to calculate performance since inception 1 http://www.southeasternasset.com/investment_offerings/mutual_runds/partners_fund/perfo. 2/10/2012

Partners Fund : Performance :: Southeastern Asset Management, Inc. Page 2 of 2

Number of observations for each period were the following: 1 Year – 95 observations, 5 Year – 79 observations, 10 Year – 59 observations, 15 Year – 39 observations, 20 Year – 19 observations

Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns of the unmanaged and unhedged S&P 500 Index include reinvested dividends and distributions. Prior to 2010 the Fund used currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted. The Prospectus and Summary Prospectus should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Past performance is no guarantee of future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Partners Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 1 of 2 | |[ SEARCH 1 » Contact Us Home About Us Investment Offerings Commentary Si News Mutual Fund Documents i Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf I nlemational Fund Open an Account Forms & Additional Information Sign up for News 8, Updates Longleaf Partners Fund (llpfx) Current Prices^ Performance i Dividends, Distributions, & Tax Information Quarterly Data Distributions Governing Principles Top Ten Holdings at 12/31/11 HOLDING INDUSTRY PERCENT' PHce <*<*/<*&»* Dell information technology 8.9% PRICE CHANGE Chesapeake Energy natural gas exploration & production 1.1 $29 62 JO.15 Loews opportunistic diversified holding company 6.6 Aon Corporation insurance brokerage & consulting 6.1 DIRECTV satellite broadcaster 5.7 Fund Documents Travelers property/casualty insurance 5.6 Quarterly Fund Factsneet Philips Electronics electronics, medical, & lighting 5.3 Vulcan Materials aggregates & cement 5.3 Summary Prospectus Wall Disney entertainment & broadcasting 5.3 Quarterly Reports FedEx transportation & logistics 5.0 Total 61.5% Historic Quarterly and Monthly Returns Historic Daily NAV's Portfolio Composition at 12/31/11 Complete Holdings and Related Data ^rfAljj^^^ Equities & Options 92 6% ^flk<. ^^^k ^•t I ^k Bonds 1 5 ^1 Bt I ^B Cash & Other 5.9 Total 100.0% Sector Composition at 12/31/11 j^^k Financial: 25.9% jflk ^^k Consumer Discretionary 23.4 jQ M| Industrials 10.3 Information Technology 8 9 Materials 8.8 Energy 7 7 Health Care 4.7 TelHttmmunlcatkm Sftrvicet 3 5 Consumer Staples 0 9 Cash & Other 5 9 Total 100.0% Performance Contribution at 12/31/11 TOP 3 CONTRIBUTORS BOTTOM 3 CONTRIBUTORS NAME STOCK RETURN % FUND ASSETS NAME STOCK RETURN % FUND ASSETS Cemex 71% 352% Chesapeake Energy -13% 768% Vulcan Materials 43 5 30 Level(3) Communications -24 2 05 Wall Disney 26 529 NKSJ Holdings -12 1.00 Average annual returns for the Fund Tor 1. 5, and 10 year periods ended 12/31/11 are-2 85%, -2 85%, 3 74% View current month-end performance or a current Prospectus and Summary Prospectus, both of which should be read carefully before Investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. The above holdings do not represent all of the securities purchased, sold, or recommended for the Fund Discussion of particular Investments is not a recommendation to buy or sell any security http://VvrVvrw.southeastemasset.com/investment_offerings/mutual_funds/partners_fund/quart. 2/10/2012

Partners Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 2 of 2

The information above contains links to sites not controlled or maintained by Longleaf or Southeastern. The links do not imply any endorsement or verification of the information on those websites.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Longleaf Partners Fund | Longleaf Small-Cap Fund | Longleaf International Fund

Longleaf Partners Fund (LLPFX)

Overview | Performance | Quarterly Data | Distributions

Per share amounts are rounded. For tax return preparation, please use your Form 1099-Div or see the 2011 Sources of Distribution. Go to Dividends, Distributions, & Tax Information.

	TOTAL	NET INCOME	ST GAINS	LT GAINS	RETURN CAP	EX-DATE	REINVEST PRICE
2011	$0.128	$0.128	$-	$-	$-	12/29/11	$26.77
	0.69	-	-	0.69	-	11/8/11	27.28
2010	0.14	0.14	-	-	-	12/29/10	26.34
2009	0.01	0.01	-	-	-	12/16/09	23.76
2008	0.03	0.03	-	-	-	12/30/08	15.40
	0.673	.0014	-	0.6716	-	11/5/08	16.01
2007	0.068	0.068	-	-	-	12/27/07	33.51
	1.585	-	0.005	1.580	-	11/7/07	35.64
2006	0.144	0.144	-	-	-	12/27/06	35.11
	2.6425	-	0.0725	2.57	-	11/8/06	34.68
2005	0.29	0.29	-	-	-	12/28/05	31.21
	1.18	-	0.18	1.00	-	11/9/05	30.66
2004	0.148	0.144226	-	0.003774	-	12/23/04	31.28
	0.625	-	-	0.625	-	11/11/04	30.17
2003	NONE	-	-	-	-	-	-
2002	0.086	0.03866	-	-	0.04734	12/26/02	22.39
	0.13553	-	0.004404	0.131126	-	11/13/02	21.67
2001	0.195	0.195	-	-	-	12/28/01	24.67
	0.329	-	0.073	0.256	-	11/14/01	22.86
2000	0.152	0.152	-	-	-	12/28/00	22.76
	1.716868	-	0.009682	1.707186	-	11/8/00	21.22
1999	0.288	0.288	-	-	-	12/29/99	20.09
	4.23	-	0.186	4.044	-	11/9/99	21.24
1998	0.247	0.247	-	-	-	12/30/98	24.22
	4.81	-	0.043	4.767	-	11/18/98	23.46
1997	3.325	0.214	0.261	2.85	-	12/31/97	25.98
1996	2.764	0.383	0.72	1.661	-	12/27/96	23.01
1995	0.684	0.24	0.234	0.21	-	12/27/95	21.06
1994	1.2992	0.16	0.0622	1.087	-	12/21/94	17.032
1993	1.0446	0.0934	0.02846	0.92276	-	12/29/93	16.879
1992	1.363249	0.071	0.244251	1.047998	-	12/29/92	14.584
1991	0.842949	0.0652	0.787749	-	-	12/27/91	12.929
1990	0.111396	0.078	0.033396	-	-	12/28/90	10.067
	0.26559	0.068	0.033167	0.164423	-	6/29/90	11.804
1989	0.079	0.079	-	-	-	12/26/89	12.451
	1.53	-	1.345	0.185	-	11/3/89	12.688
	0.07	0.07	-	-	-	7/31/89	14.658
1988	0.06	0.06	-	-	-	12/29/88	11.5662
1987	0.0791	0.0791	-	-	-	12/31/87	9.6247

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Price as of 02/09/2012

PRICE	CHANGE
$29.62	$0.15

Fund Documents

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Small-Cap Fund :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/mutual_funds/small_c. » Conlacl Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^^^^^^^^^^^^^__^__^^^^^^^^^^_^^^^^^^^^^^^^            Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Forms & Additional Information Sign up for News & Updates Longleaf Small-Cap Fund (LLSCX) Current Prices & Performance Dividends, Distribulions, & Tax Informalion Overview i Performance Quarterly Data Distribulions Governing Principles Fund Facts at 12/31/11 Fund closed to new investors since 1997. rrice at 02/02/2012 inception Date February 21,1989 Investment Objective PRICE CHANGE NetAssets $3.0 billion Longleaf Partners Small-Cap Fund seeks long-term capital growth by J25.98 $0.10 Expense Ratio 0 92% investing primarily in a limited number of small-cap companies believed to Syr Avg. Turnover 24% be significantly undervalued Toiai Holdings 21 Fund Documents Wtd Avg. Market Cap $3.0 billion Quarterly Fund Faclsheel • Invests primarily in U.S. companies with flexibility to own up to 30% in Minimum $10,000 non-U.S. holdings. Summary Prospectus • Invests generally in companies with market capitalizations over $1 Quarterly Reports CUSIP 54306920-7 billion and up to market capitalizations found within small-cap indices Historic Quarterly and Monthly Returns ($5.6 billion at 12/31/10). / Portfolio Managers • Benchmark index is Russell 2000, though portfolio construction is 100% ^^__^_ bottom-up. Complete Holdings and Related Dala ^••1 O Mason Hawkins, CFA I Southeastern since 1975 • Southeastern employees, related parties, and Longleaf trustees are the KYI' I largest shareholder group with a collective investment of over $250 JJEJJ million. lU^^L • The Fund's assets are held primarily by institutional clients. • Our relationships are long-term The average direct account tenure is B G Staley Gates, CFA between 5-10 years. Southeastern since 1966 Southeastern has managed all portfolios consistently for over three We adhere to the same Governing Principles. We employ the same Investment Approach. We follow the same Investment Process. »ABOUT US »INVESTMENT OFFERINGS »COMMENTARY & NEWS »MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCTS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »lnvestmenl Approach Investors) Reports Documents »Process " Separately Managed Accounts »Articles » Southeastern History » "media Commentary » Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc /'"Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map

Small-Cap Fund : Performance :: Southeastern Asset Management, Inc. Page 1 of 2 C "II SEAttCH 1 » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents , Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U.S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Open an Account Forms & Additional Information Sign up for News & Updates Longleaf Small-Cap Fund (llscx) Currem Pnoes & PBrformance n Dividends, Distributions. 3, Tax Information Quarterly Data Distributions Governing Principles Performance at 12/31/11 FUND INCEPTIONt 20 YR 10YR SYR SYR 1 YR YTD 4Q 1 MO Price atus/ov/sois Cumuljitlu. Returnm PRICE CHANGE Small-Cap Funo 61743% 754.61% 8 71V. 7.2111, 65.6m 1.79% 1.79% 9.11% 1.37% $2694 $023 RUSS8II2000IrUSX 558.51 413.44 SB! 075 54 SO -4.1B -4.18 15.47 0.66 Average Annuat Return Total Return smaii.cap Funa 10.18 11.32 873 1 «o 22% 1.79 1.79 9.11 137 Recent Monthly Returns ItaMBMMM 8.60 8.52 5.82 0,1* 1U> -4.18 -4.18 1547 066 ^^ NQV2011 OCT2011 View current month-end performance. 1.37% -162% 942% Outperformance History over Quarterly Rolling Periods 2112/31/11 Southeastem's disciplined, patient Investment approach has produced consistent long-term Fund Documents outperformance through multiple economic cycles and world crises. The chart shows that the longer Quarterly Fund Factsheet the holding period, the more often the Fund beat the benchmark, Including 100% of the time for 15 and 20 year rolling periods Summary Prospectus Percent of Periods Fund Outperformed Russell 2000 Index1 Quarterly Reports 100.00% 100.00% Historic Quarterly and Monthly Returns 1 Year 5 Year IOYt*r 15 Year 20 Year Rolling Periods Calendar Year Total Returns YEAR FUND INDEX YEAR FUND INDEX 2011 1.79% -418% 1999 *.OS% 21.26% 2010 22.32 26.85 1998 tt.71 -2.55 2009 49.31 2717 1997 29.M 22.36 2006 -43.90 -33.79 1998 30,64 1649 2007 2.80 -1.57 199S ««1 2845 2006 22.33 18.37 1OT4 3« -1.B2 2005 10.75 4.55 1393 19*3 18.88 2004 14.78 1833 1J92 6.87 18.41 2003 43.85 47.25 1B91' SMI 46.04 2002 -374 -20.48 1«Q—SO OS -19.48 2001 5.45 249 1989-) 255 10.6 2000 1280 -3.02 ' Fund was managed by a different portfolio manager prior to 3/31/91 t Inception date Is 2/21/89 http://www.southeastemasset.com/investment_offerings/mutual_funds/small_cap_fund/per. 2/10/2012

Small-Cap Fund : Performance :: Southeastern Asset Management, Inc. Page 2 of 2

[1] Number of observations for each period were the following: 1 Year – 88 observations, 5 Year – 72 observations, 10 Year – 52 observations, 15 Year – 32 observations, 20 Year – 12 observations

Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns of the unmanaged and unhedged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. The Prospectus and Summary Prospectus should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Past performance is no guarantee of future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Small-Cap Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 1 of 2 I II SEARCH | » Contact Us Home About Us Investment Offerings Commentary S News Mutual Fund Documents , Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U.S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Open an Account Forms & Additional Information Sign up for News 8, Updates Longleaf Small-Cap Fund (llscx) Current Prices & Performance Dividends. Distributions. & Tax Information Overview Performance Quarterly Data Distributions Governing Principles Top Ten Holdings at 12/31/11 HOLDING INDUSTRY PERCENT P*™ °t W/O9/M2 Texas Industries construction materials 76% PRICE CHANGE tw telecom telecommunications provider 7.1 $26.94 $023 Lamar Advertising billboard advertising 8 4 Service Corporation funeral home/cemetery operator 61 Madison Square Garden sports, media, & entertainment 5 5 Fund Documents Fairfax Financial property/casualty insurance 50 Quarterly Fund Factsheet Wendy's fast food restaurant operator 49 m.iiiii: Mnnetln Materials aggregates 4 9 Summary Prospectus Market specialty insurance underwriter 48 Quarterly Reports Scripps Networks Interactive entertainment & broadcasting 4 7 Total 57.0% Historic Quarterly and Monthly Returns Historic Daily NAV's Portfolio Composition at 12/31/11 Complete Holdings and Related Data Sector Composition at 12/31/11 iB^^^^k Consumer Discretionary 486% 111 ^k Financials 206 ^B Materials 12.5 j-jH Telecommunication Services 9 9 Energy 3 8 y^^F Health Care 1 5 Cash & Other 3.1 Total 100.0% Performance Contribution at 12/31/11 TOP 3 CONTRIBUTORS BOTTOM 3 CONTRIBUTORS NAME STOCK RETURN % FUND ASSETS NAME STOCK RETURN % FUND ASSETS Lamar Advertising 61% 6.36% Olympus -58% 146% Madison Square Garden 26 5 53 Level(3) Communications -24 2 77 Iw telecom 17 7.11 Quicksilver Resources -11 383 Average annual returns for the Fund for 1. 5. and 10 year periods ended 12/31/11 are 1 79%. 1.40%. 8.73% View current month-end performance or a current Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. The above holdings do not represent all of the securities purchased, sold, or recommended for the Fund Discussion of particular investments is not a recommendation to buy or sell any security. The information above contains links to sites not controlled or maintained by Longleaf or Southeastern. The links do not Imply any endorsement or verification of the Information on those websites http: //www. southeasternasset. com/investment_offerings/mutual_funds/small_cap_fund/qu. 2/10/2012

Small-Cap Fund ; Quarterly Data :: Southeastern Asset Management, Inc, Page 2 of 2 » ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS » CONTACT US » Oversew > Mulual Funds (US Investors) • Recsnl Mmrl 1 Updan>5 i Forms I Additional Infomaliort • Govefnniy Principles • UCITSFunda fnon-U.S • Commentary & Reports i Prospectus & Related . inveewoni Apptewn Inwslois) , ^^^ DocummU. , Pwee,, • Sflporsniy Mwaow Awwmu . Muttimema Comm.niary SoulHw.ttnittitgry tnntinwm Taam Copyrlgtil e 2012, Southeastern Asset Management, Inc AU rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," Tongleaf," "Longleef Partners Funds," and the pine cone logo are registered trademarks. Call (600)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an Investment at redemption may be worth more or less than the purchase price. Gall (BOO)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before Investing to learn about the investment objectives, risks, charges and expenses of the Funds. Privacy Policy | Site Map http://wvw.southeastemassetxom/investaent_offeri 2/10/2012

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Longleaf Partners Fund | **Longleaf Small-Cap Fund** | Longleaf International Fund

Longleaf Small-Cap Fund (LLSCX)

Overview | Performance | Quarterly Data | Distributions

Per share amounts are rounded. For tax return preparation, please use your Form 1099-Div or see the 2011 Sources of Distribution. Go to Dividends, Distributions, & Tax Information.

	TOTAL	ORDINARY INCOME	ST GAINS	LT GAINS	RETURN CAP	EX-DATE	REINVEST PRICE
2011	$0.01	$0.004708623	$0.006291377	$-	$-	12/29/11	$25.31
	1.77	-	-	1.77	-	11/8/11	25.47
2010	0.11	0.11	-	-	-	12/29/10	26.70
2009	NONE	-	-	-	-	-	-
2008	0.13	0.084046	-	-	0.045954	12/30/08	14.21
	0.440	0.0009	-	0.4391	-	11/5/08	14.23
2007	0.20	0.143516	-	0.056484	-	12/27/07	27.12
	3.957	-	0.317	3.640	-	11/7/07	28.94
2006	0.557	0.519344	-	0.037656	-	12/27/06	30.43
	2.327	-	0.0770	2.25	-	11/7/06	29.94
2005	0.57	0.57	-	-	-	12/28/05	27.17
	5.27	-	-	5.27	-	11/9/05	26.57
2004	0.425	0.425	-	-	-	12/29/04	29.88
	2.70	-	-	2.70	-	11/11/04	29.25
2003	0.435	0.435	-	-	-	12/29/03	28.62
2002	0.018447	-	-	0.018447	-	11/13/02	19.93
2002	0.525	0.525	-	-	-	12/26/02	20.52
2001	0.24	0.237168	-	0.002832	-	12/28/01	21.87
	1.8436	-	0.0086	1.8350	-	11/14/01	20.89
2000	0.0486	0.0452	-	0.0034	-	12/28/00	22.60
	0.111759	-	0.103133	0.008626	-	11/8/00	21.79
1999	0.078	0.078	-	-	-	12/29/99	20.14
	2.54	-	0.215	2.325	-	11/9/99	20.12
1998	0.165	0.165	-	-	-	12/30/98	21.50
	2.77	-	0.056	2.714	-	11/18/98	21.27
1997	0.866	0.18	0.389	0.297	-	12/31/97	22.18
1996	1.0286	0.0236	0.021	0.984	-	12/27/96	17.82
1995	1.284	0.118	0.027	1.139	-	12/27/95	14.43
1994	0.70	-	0.12	0.58	-	12/21/94	13.097
1993	0.1693	-	-	0.1693	-	12/29/93	13.326
1992	NONE	-	-	-	-	-	-
1991	0.06	0.06	-	-	-	12/27/91	10.265
1990	0.262	0.262	-	-	-	12/26/90	8.38
	0.325539	0.10	0.225539	-	-	6/29/90	11.776
1989	0.0525	0.0525	-	-	-	12/28/89	12.698
	0.36	-	0.36	-	-	11/3/89	12.688
	0.09	0.09	-	-	-	7/31/89	12.759

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Price as of 02/05/2012

PRICE	CHANGE
$26.94	$0.23

Fund Documents

- Quarterly Fund Factsheet
- Summary Prospectus
- Quarterly Reports
- Historic Quarterly and Monthly Returns
- Historic Daily NAV's
- Complete Holdings and Related Data

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International Fund :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/mutual_funds/internat. E !|SEARCH J » Conlact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^^^^^^_^^^^^^_^^^^_^^_„^^^^^^^^^^^^^^^^^_^^^^^^^_^^^^^^            Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Forms & Addilional Information Sign up for News & Updates Longleaf International Fund (llinx) Current Prices & Performance 11 Dividends. Distributions, & Tax Information Overview Performance Quarterly Data Distributions Governing Principles fund Facts at,,/3,/n Investment Objective Price u,,,2/02/2,,, 2 Inception Date October 26.1998 Longleaf Partners International Fund seeks long-term capital growth by prce change Net Assets $1 6 billion investing primarily in a limited number of non-U.S companies of all sizes $13 03 $0 13 Expense Ratio 137% believed to be significantly undervalued syr Avg. Turnover 35% Fund Information Total Holdings 23 . Invests at least 65% in non-U S. companies with no limits regarding Fund Documents Wtd Avg Market Cap $13.9 billion specific country weightings or developed versus emerging market Quarterly Fund Factsheet Minimum $10,000 Summary Prospectus • Invests generally in companies with market capitalizations generally over $500 million, Quarterly Reports CUSIP • Benchmark index is MSCI EAFE, though portfolio construction is 100% Historic Quarterly and Monlhly Returns b°"°m-UP HiStoncDaNyNAV's Portfolio Managers . southeastern employees, related parties, and Longleaf trustees are the MBH O Mason Hawkins, CFA Iar9est shareholder group with a collective investment of over $200 I Southeastern since 1975 million. • The Fund's assets are held primarily by institutional clients ^^ftji^fc * Our relationships are long-term The average direct account tenure is ^^^^^ • The Fund is currently open to new investors, but has been closed to I G Staley Gates. CFA new investors when we could not find qualifying investments, i Southeastern since 1986 Management ^^K^l Southeastern has managed all portfolios consistently for over three decades. ^^•^^1 Ken Siazon • We adhere to the same Governing Principles. I Southeastern since 2006 . We emp|Qy ,he same |nvestmen, Approach. ljC^•            We follow the same Investment Process. • Southeastern since 2006 » ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS ^ » MUTUAL FUND DOCUMENTS » CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCfTS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »Investment Approach Investors) Reports Documents »Process * Separately Managed Accounts »Articles » Southeastern History B M^™dia Commentary » Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Managemenl, Inc ," "Longleaf,' 1 of 2 2/3/2012 3:52 PM

International Fund : Performance :: Southeastern Asset Management, Inc. Page 1 of 2

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Mutual Funds (U.S. Investors) | UCITS Funds (non-U.S. investors) | Separately Managed Accounts

Longleaf Partners Fund | Longleaf Small-Cap Fund | Longleaf International Fund

Longleaf International Fund (LLINX)

Overview | Performance | Quarterly Data | Distributions

Performance at 12/31/11

FUND	INCEPTION†	10 YR	5 YR	3 YR	1 YR	YTD	4Q	1 MO
Cumulative Returns								
International Fund	152.31%	33.76%	-22.27%	11.61%	-20.29%	-20.29%	0.55%	-2.84%
MSCI EAFE Index	47.80	57.78	-21.48	24.75	-12.14	-12.14	3.33	-0.95
Average Annual Returns						**Total Return**		
International Fund	7.27	2.95	-4.91	3.73	-20.29	-20.29	0.55	-2.84
MSCI EAFE Index	3.00	4.67	-4.72	7.65	-12.14	-12.14	3.33	-0.95

View current month-end performance.

Rolling Ten Year Returns at 12/31/11

Over the life of the International Fund returns have outperformed the EAFE Index in the majority of ten year periods.

Ten Year Returns


LLINX
Index
5%
0%
-5%
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
6/30/11
9/30/11
12/31/11
Period Ended

Calendar Year Total Returns

YEAR	FUND	INDEX
2011	-20.29%	-12.14%
2010	13.69	7.75
2009	23.17	31.78
2008	-39.60	-43.38
2007	15.29	11.17
2006	17.07	26.34
2005	12.88	13.54

YEAR	FUND	INDEX
2004	10.21%	20.25%
2003	41.52	38.59
2002	-16.51	-15.94
2001	10.47	-21.44
2000	25.93	-14.17
1999	24.37	26.96
1998†	9.02	9.27

† Inception date is 10/26/98. During the inception year, the EAFE Index was available only at month-end; therefore the EAFE value at 10/31/98 was used to calculate performance since inception.

Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns of the unmanaged and unhedged EAFE Index include reinvested dividends and distributions. Prior to 2010, the Fund used currency hedging as an investment strategy. Current performance may be lower or higher than the performance quoted. The Prospectus and Summary Prospectus should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Past performance is no guarantee of future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price.

Longleaf Quick Links (U.S. Investors)

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Open an Account
Forms & Additional Information
Sign up for News & Updates
Current Prices & Performance
Dividends, Distributions, & Tax Information
Governing Principles

Price at 02/09/2012

PRICE	CHANGE
$13.41	$0.10

Recent Monthly Returns

DEC 2011	NOV 2011	OCT 2011
-2.84%	-4.73%	8.63%

Fund Documents

Quarterly Fund Factsheet
Summary Prospectus
Quarterly Reports
Historic Quarterly and Monthly Returns
Historic Daily NAV's
Complete Holdings and Related Data

International Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 1 of 2 I 1J. SEAHOj^~) » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents—LongleafQuick Lmks (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Open an Account Forms & Additional Information Sign up for News & Updates Longleaf International Fund (llinx) Current Prices & Performance Dividends, Distributions, & Tax Information Overview Performance Quarterly Data Distributions Governing Principles Top Ten Holdings at 12/31/11 HOLDING INDUSTRY PERCENT Price at wWxuz Fairfax Financial properly/casualty insurance 84% PRICE CHANGE ACS construction. Infrastructure, & energy 70 $13.41 $010 Ferrovial transport infrastructure 6 4 Philips Electronics electronics, medical, & lighting 6 3 Carrefour global retailer 60 Fund Documents Cheung Kong ports, real estate, & telecom 5 6 Quarterly Fund Factsheet Lafarge cement & aggregates 5 6 Ingersoll-Rand climate control, pumps, & security systems 5 2 Summary Prospectus Cemex cements & aggregates 4.9 Quarterly Reports Willis insurance brokerage 4.7 Total 60.1% Historic Quarterly and Monthly Returns Historic Daily NAVs Portfolio Composition at 12/31/11 Complete Holdings and Related Data Sector Composition at 12/31/11 M^^ Industrials 28.6% ^W; ^ft. Financials 198 ^^ I ^B Materials 146 Consumer Discretionary 11 8 Consumer Staples 106 Energy 3 0 Telecommunication Services 2 9 Health Care 1 6 Cash & Other 7.1 Total 100.0% Country Composition at 12/31/11 jt B^^ France 14 8% ^^ |^L Ireland 136 ^| B| Spain 134 —|^ « Canada 8 4 ''•\j^f Hong Kong 61 ^^T Brazil 6.9 Japan 6 6 Netherlands 6.3 Mexico 5.1 Germany 3 7 United Kingdom 2 9 Malaysia 2 2 United Slates 1 0 http://www.southeasternasset.com/investment_offerings/mutual_funds/international_fund/. 2/10/2012

International Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 2 of 2 Cash & other 7 1 Total 100.0% Performance Contribution at 12/31/11 TOP 3 CONTRIBUTORS BOTTOM 3 CONTRIBUTORS NAME STOCK RETURN % FUND ASSETS NAME STOCK RETURN % FUND ASSETS Cemex 71% 4,89% Olympus -58% 1,61%" Fairfax Financial 11 841 ACS -17 703 Philips Electronics 17 6 32 HRT -25 2.97 Average annual returns for the Fund forl. 5, and 10 year periods ended 12/31/11 are -20.29%, -4 91%. 295%. View current month-end performance or a current Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about the investmenl objectives, risks, charges and expenses of the Longleaf Partners Funds The above holdings do not represent all of the securities purchased, sold, or recommended for the Fund. Discussion of particular investments is not a recommendation to buy or sell any security The information above contains links to sites not controlled or maintained by Longleaf or Southeastern The links do not imply any endorsement or verification of the information on those websites » ABOUT US » INVESTMENT OFFERINGS »COMMENTARY 8 NEWS »MUTUAL FUND DOCUMENTS » CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information u Governing Principles » UCITS Funds (non-U S » Commentary & Reports » Prospectus & Related .Investment Approach Investors) .Articles Documents » Process » Separately Managed Accounts „ MuB|media commentary » Southeastern History » Investment Team Copyright ©2012. Southeastern Assel Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Condilionsof Use "Southeastern Asset Management, Inc .""Longleaf; "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (600)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map http ://www. southeasternasset. com/investment_offerings/mutual_funds/international_fund/. 2/10/2012

International Fund : Distributions :: Southeastern Asset Management, Inc. Page 1 of 1 [ 1| SEARCH [ » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^ Longleaf Quick Links (U.S. Investors) Mutual Funds (U.S. Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Longleaf Partners Fund Longleaf Small-Cap Fund Longleaf International Fund Forms & Additional Information Sign up for News & Updates Longleaf International Fund (llinx) Current Prices & Performance Dividends, Distributions. & Tax Information Overview Performance Quarterly Data Distributions Governing Principles Per share amounts are rounded. For tax return preparation, please use your Form 1099-Div or see the 2011 Sources of Distribution. Go to Dividends, Distributions, & Tax Information Price 0(02/09/2012 TOTAL NET INCOME FOREIGN TAX CREDIT ST GAINS LT GAINS RETURN CAP EX-DATE REINVEST PRICE PRICE CHANGE 2011 $0.215 $0,272354181 $-0.0573541815 $- $- $- 12/29/11 $11.66 $1341 JO 10 0.12 0.12 11/8/11 13.02 2010 019 0216274 -.026274—12/29/10 15.36 2009 none—- Fund Documents 2008 006 0070074 -0027637—- 0017563 12/30/06 1094 Quarterly Fund Factsheet 074 0.0013 0398 03407—11/6/06 10.35 2007 2071—0021267 2049733 . 11/7/07 20.26 Summary Prospectus 2006 00146 0.036071 -0.021471—— 12/27/06 1694 Quarterly Reports 13488 • • 00338 1315—11/6/06 1624 2005 0187—— 0167—11/9/05 1661 Historic Quarterly and Monthly Returns 2004 NONE Historic Daily NAVs 2003 NONE 2002 0315411—0142655 0172556—11/13/02 947 Complete Holdings and Related Data 2001 013 01451 -00151 • 12/26/01 1233 0651 0425 0.426—11/14/01 1244 2000 0.375 0.406 -00331 • 12/28/00 12.02 263 1.60 103—11/8/00 1211 1999 0.055 007 -0015—12/29/99 1195 033 033 • 11/9/99 12^9 1998 00051 0.0051—12/30/98 993 »ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS « CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information * Governing Principle* » UCITS Funds (non-U S » Commentary & Reports » Prospectus & Related »Investment Approach Investors) »Articles Documents .Process » Separately Managed Accounts » Multimedia Commentary » Southeastern History » Investment Team Copyright © 2012, Southeastern Asset Management. Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to team about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map http://www.southeasternasset.com/investment_offerings/mutual_funds/international_fund/. 2/10/2012

UCITS Funds (non-U.S. Investors):: Southeastern Asset Management. http://live.seamgmt.com/investment_offerings/ucits_iunds I I search] » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^ LongleafQuick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U.S. Investors) Separately Managed Accounts Account Access Longleaf Global UCITS Fund 0"en an AccoJnt Forms & Additional Information Sign up for News & Updates UCITS FundS (nOn-U.S. InVeStOrs) Current Prices & Performance —^—^^^^^^^^^^^^—^^^^^^^^^^^^^—^^^^^^^^^^^^^^^^^^^^^^^^^—^—^— Dividends, Distributions, & Tax Information A single research team makes all Southeastern manages Dublin, Ireland based UCITS funds for eligible Governing Principles investment decisions for all sophisticated investors and institutions outside of the U.S. mandates using the same concentrated value approach Longleaf Global UCITS Fund—a subset of the most qualified holdings without regard to whether 'rom our U-S. and non-U.S universes without regard to market cap accounts are separately managed slze- or in pooled funds. »ABOUT US .INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S hvestors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCfTS Funds (non-U S * Quarterly Commentary & > Prospectus & Related »Investment Approach Investors) Reports Documents »Process B Separately Managed Accounts »Artictes • Southeastern History • ^«"edia Commentary »Investment Team Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (600)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefuyy before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map lofl 2/3/2012 3:52 PM

Longleaf UCITS Information Access :: Southeastern Asset Managem. http://live.seamgmt.com/investment_offerings/ucits_funds_confirm » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^ Longleaf Quick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U.S. Investors) Separately Managed Accounts Account Access Open an Account . Forms & Additional Information Longleaf UCITS Information Access Signupfor News & Updat9S Current Prices & Performance Viewing information about Longleaf Partners Southeastern Asset Management, Inc. serves as investment manager to • i~,Tc. ,-,,-j ,rt i Dividends. Distributions, & Tax Information UCITS Funds requires investors to meet ,he Long|eaf Partners Unit Trust ("Long|eaf UCITS"), an Irish domiciled unit certain conditions You are asked to review Governing Principles the terms and conditions and confirm that trust authorized by the Central Bank of Ireland as a UCITS fund, as well as you qualify by checking the box below the U.S. based Longleaf Partners Funds, a Massachusetts business trust registered with the U.S. SEC under the Investment Company Act of 1940. To the best of my knowledge, after due inquiry I am permitted by the laws of Other than Snarin9 tne same investment manager and having similar my jurisdiction of residence to access investment strategies, each is separate and unrelated, governed by and use Longleaf UCITS site and its different regulatory systems, and has its own Board of Directors, information; I am a professional/institutional investor Terms and Conditions (non-retail). I have read and understood the terms and conditions Information Purposes Only ofuseand agree to be bound by them. Con,ent on ,his websi[e is for information purposes only and does not I submit | constitute a solicitation, offer, or advice to buy or sell units in the Longleaf UCITS, or to effect or conclude any transaction. Potential investors should read the relevant prospectus before making an investment decision. Restricted Access and Use Information about Longleaf UCITS is not for distribution in any jurisdiction where access to Longleaf UCITS information or ownership would contradict applicable law or regulation, or where Southeastern and/or Longleaf UCITS may be required to register. You must observe all legal or regulatory restrictions that affect your eligibility to access website content or subscribe for interests in Longleaf UCITS. Please seek professional advice if needed. Longleaf UCITS is not registered under the U.S. Securities Act of 1933 and may not be directly or indirectly offered or sold in the U.S., its territories or possessions, to or for the benefit of a U.S. citizen or resident. In the UK, any content on this website is being distributed and directed only to (a) investment professionals; and (b) high net worth entities as defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 as amended. Content on this website must not be used by any other persons No Warranties and Exclusion of Liability Neither Longleaf UCITS nor Southeastern Asset Management warrants the accuracy, completeness or reliability of any information provided, nor do they ensure that this site will be always accessible. Neither is liable for matters beyond their reasonable control such as internet access. Investment Performance Investments can involve significant risks and fluctuate in value. Longleaf UCITS may not achieve its investment objective and substantial losses could occur. Performance is not guaranteed, and past performance is not a guide to future results. Movements in currency exchange rates may affect the value of an investment No Reliance No information on this site constitutes investment, legal, tax or other advice. Longleaf UCITS may not be suitable for you. 1 of 2 2/3/2012 3:53 PM

Longleaf UCITS Information Access :: Southeastern Asset Managem. hUp://live.seamgmt.com/investment_offerings/ucits_runds_confirm .ABOUT US . IWESTMEMT OFFERINGS > COMMENfARY « NEWS » MUTUM, ftjNP DOCUMENTS »S3ONWDTUS » Overview • Mutual FundE (US invested]—Hocam nbws & up<J3E&i • Forms A Auditorial liifoTmniion > Gowning PimciplBS » UCfTS Furn)s (mm-U.S . Oiiuitoriy Common!jiv S » ProspMlus S RelatoO , Hwilmonl />ppw«h InvBlBU) R«)»fll Oooimiwll « piocsjs . SaparaKrl/ManajMAcecunll •/Wctes . SouhBaslQrn Huiory ' ****"«<»« ComniMlary • InvoELmanL Isam Copytignl« 2012. Sounemlom As HO! Mailaacniflm. me Al ngliu rosBfVBd Vtair U50 of Itil) "1C aignltH! Inn! you *cc«pl our Terms & ComHioos ol ISc •StMillwatlorn Assel hbruigDiiiDnl, liic." -l.oujkisr •LcjngttisfPfljljiofa Funds." slid Ihopjrtecono toQO flre rv^Eftlorvd IrnderrDrJit Call (BODJ445-OWSlDri>f vtaw cirrrent mcnLn-end perfwmancc. Pa*l porfwrnanco duos nol guaiflfilerj iuiikc rosulfs, lurKlpfiCBA IhjclualB, andlho VAlna af nil invflAlmqnlil re^gmplion niay &e worth moreorlcisE Itmn IFis purtha&Q pf«o Cnl {600>145'SMG9 for Of viaw tno Proipeclus and Summary Praipacmi which ihwtU t* read CBntuHy balorti InvftInQ to ham aboml Ilia inwmln>ern otyatlivt!). rak}, ctiarQq^ *ixl o^petutot ol lh* f unfll Prrvscy PoDcyjSila Mp 2 of 2 2/3/2012 3:53 PM

Longleaf Global UCITS Fund :: Southeastern Asset Management, Inc. Page 1 of 1 I [[search ] » Conlact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents M_^M_^ Longteaj Quick Links (U.S. Investors) Mutual Funds (U.S Investors) UCITS Funds (non-U.S. Investors) Separately Managed Accounts Account Access Longleaf Global UCITS Fund °Pen an Account Forms & Additional Informalion Sign up for News & Updates Longleaf Global UCITS Fund (llg) Current Prices* Performance Dividends, Distributions, & Tax Information Overview Performance Quarterly Data Governing Principles Fund Facts aty/ia/,, Investment Objective Inception Date USD 4 January 2010 Longleaf Global UCITS Fund seeks long-term capital growth by investing Price atog/us/is Inception Date EUR 20 May 2010 primarily in a limited number of companies around the world believed to be price change Net Assets $0.2 billion significantly undervalued. Class I USD $10.20 $006 YTD Expense Ratio 1.27% jt r Class I EUR €766 €003 Fund Information . YTD Turnover 337 Class A USD $1019 $006 • Generally invests in companies with market capitalizations with over C|ass A CHF p.g 2g f^ 05 Total Holdings 21 US$500 million. Wtd Avg Market Cap $12 6 billion t Benchmark index is MSCI World, though portfolio construction is 100% Bloomberg Ticker USD LLPSOUG bottom-up Prospectus & Application Bloomberg Ticker EUR LLPSOUE » Southeastern employees and related parties are significant owners with For non-U S residents who wish to receive a a collective investment of over $75 million prospectus and application, please contact . . LongleafUCITSfflSEasset com or call Portfolio Managers * Shareholder base is primarily institutional. 44(0)22 7479 4212 ••• o Mason Hawkins. cfa Management I Southeastern since 1975 W' **| '.1 Southeastern has managed all portfolios consistently for over three We adhere to the same Governing Principles. We employ the same Investment Approach. B G Staley Gates, CFA . We fO||ow tne same investment Process. Southeastern since 1986 » ABOUT US >. INVESTMENT OFFERINGS » COMMENTARY 8, NEWS » MUTUAL FUND DOCUMENTS » CONTACT US » Overview » Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCITS Funds (non-U S » Commentary & Reports n Prospectus & Related » Investment Approach Investors) .Articles Documents • Process » Separately Managed Accounts „ Multimedia Commentary )) Southeastern History » Investment Team Copyright © 2012, Southeastern Assel Managemenl, Inc All righls reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf,' "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (600)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map http://www.southeasternasset.com/investment_offerings/ucits_funds/global_ucits 2/10/2012

Longleaf Global UCITS Fund : Performance :: Southeastern Asset Management, Inc. Page 1 of 1 [ || SEARCH | » Conlacl Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents             Longleaf Quick Links (U.S. Investors) Mutual Funds (US. Investors) UCITS Funds (non-U.S. Investors) Separately Managed Accounts Account Access Longleaf Global UCITS Fund °Pen an Accounl Forms & Additional Information Sign up for News & Updates Longleaf Global UCITS Fund (llg) 0™.™™*?*.™™™ Dividends, Distributions, & Tax Information Overview Performance Quarterly Data Governing Principles Performance 2131/12/11 Cumulative Returns P™* <"<i9/oa/is FUND INCEPTIONt 1 YR YTD 4Q 1 MO PRICE CHANGE Longleaf Global UCITS Fund (Class I USD) -750% -1614% -1614% 232% -149% Class I USD $10.20 $0.06 MSCI World Index (Class I USD) 3 71 -5 54 -6 54 7.59 -0.06 class I EUR €7 66 €0 03 Longleaf Global UCITS Fund (Class I EUR) -442 -1345 -13.45 6.09 244 Class A USD $1019 $0.06 MSCI World Index (Class I EUR) 916 -238 -238 1120 364 Class A CHF Fr9.29 FrO.05 Average Annual Returns ^^^_^^^^^^^^_^^^^^_^^^            FUND INCEPTIONt 1 YR YTD 4Q 1 MO Average Annual Total Return Recent Monthly Returns Longleaf Global UCITS Fund (Class I USD) -385% -1614% -1614% 232% -1.49% DEC2011 NOV2011 OCT2011 MSCI World Index (Class I USD) 1.85 -5.54 -554 759 -0.06 Class I USD -1.49% -14.87% 1593% Longleaf Global UCITS Fund (Class I EUR) -276 -13.45 -13,45 609 2.44 Class I EUR 244 -1552 961 MSCI World Index (Class I EUR) 5.58 -2.38 -238 11.20 364 Calendar Year Total Returns Prospectus & Application For non-U.S residents who wish to receive a class I usd cu.ssieur cuss I usd class I eur prospectus and application, please contact LongleafUCITS@SEasset com or call YEAR FUND INDEX FUND INDEX YEAR FUND INDEX FUND INDEX 44(0)2274794212 2011 -16.14% -5.54% -1345% -238% 2010T 1030% 979% 1044% 11.82% t Inception date Is 4/1/10 (Class I USD) and 20/5/10 (Class I EUR) Current performance may be lower or higher than the performance quoted Past performance Is no guarantee of future results, fund prices Fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Prospective investors should review the Prospectus, including the risk factors, before making a decision to invest The Simplified Prospectus and Full Prospectus (including any supplements) are available from Southeastern Asset Management International (UK) Limited at LongleafUCITS@SEassels com or 44(0)22 7479 4212. »ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS »CONTACT US » Overview u Mutual Funds (U S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCITS Funds (non-U.S » Commentary & Reports » Prospectus & Related » Investment Approach Investors) , Artides Documents • Process . Ssprmitelf Monismf Aeeoumi > Multimedia Commentary » Southeastern History »Investment Team Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before Investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map http://www.southeasternasset.com/investment_offerings/ucits_funds/global_ucits/perfornia. 2/10/2012

Longleaf Global UCITS Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 1 of 2 [ |f SEARCH I » ConlaclUs Home About Us Investment Offerings Commentary & News Mutual Fund Documents _ Longleaf Quick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U.S. Investors) Separately Managed Accounts Account Access Longleaf Global UCITS Fund ^ an Account Forms & Additional Information Sign up for News & Updates Longleaf Global UCITS Fund (llg) Current Prices & Performance 1 Dividends, Distributions, & Tax Information Quarterly Data Governing Principles Top Ten Holdings at 31/12/11 HOLDING INDUSTRY PERCENT Price alUy/O2/,2 Dell information technology 74% PRICE CHANGE Carrefour global retailer 60 Class I USD $1020 $006 Chesapeake Energy natural gas exploration & production 58 Class I EUR €766 €003 Travelers property/casualty insurance 53 Class A USD $1019 $006 Ferrovial transport infrastructure 52 ClassACHF Fr9 29 FrO-05 Fairfax Financial properly/casually insurance 50 Philips Electronics electronics, medical & lighting 4 9 Loews opportunistic diversined holding company 49 Prospectus & Application Lafarge cement * aggregates 4 8 For non-U S residents who wish to receive a Bank of New York Mellon linancial services 46 prospectus and application, please contact Totai 539% LongleafUCITS@SEassetcomorcall 44(0)22 7479 4212. Portfolio Composition at 31/12/11 JL ^b^ Equities & Options 93.8% i^lk I ^^k Cash & Other 62 EM A Total 100.0% Sector Composition at 31/12/11 |^^k Flnancials 29.5% .1-^ j^k Materials 168 ^ -IK^ I ^k Industrials 168 Energy 8 1 Telecommunication Services 7 5 Information Technology 7 0 Consumer Staples 53 Consumer Discretionary 28 Cash & Other 6 2 Total 100,0% Country Composition at 31/12/11 4jM^^^ Uni|ed states 3S7% VII Bk France 143 ^IB B Spain 91 ^jB Netherlands 51 Hong Kong 4 9 Canada 4.9 Ireland 4.3 Mexico 3 6 New Zealand 2 9 Germany 2 6 Cash & Other 62 Total 100 0% http://www.southeasternasset.com/investment_offerings/ucits_funds/global_ucits/quarter_. 2/10/2012

Longleaf Global UCITS Fund : Quarterly Data :: Southeastern Asset Management, Inc. Page 2 of 2 Performance Contribution at 31/12/11 TOP 3 CONTRIBUTORS BOTTOM 3 CONTRIBUTORS NAME STOCK RETURN % FUND ASSETS NAME STOCK RETURN % FUND ASSETS Cemex 71% 3 59% HRT -25% 2 93% Travelers 22 5 70 Level(3) Communicalions -24 315 Philips Eleclronics 17 5.10 Chesapeake Energy -13 5.21 Average annual returns for the US Dollar and Euro classes of the Fund for the one year and since inception periods ended 31/12/11 are as follows: -16 14%, and -3 85% (USD) and -13 45%. and -2 76% (Euro) Prospective investors should review the Global Fund Prospectus, including the risk factors, before making a decision to invest The Simplified Prospectus and Full Prospectus (including any supplements) are available from Southeastern Asset Management International (UK) Limited at LongleafUCITS@SEasset com or 44(0)22 7479 4212 The above holdings do not represent all of the securities purchased, sold, or recommended for the Fund. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. The Information above contains links to sites not controlled or maintained by Southeastern or Longleaf. The links do not imply any endorsement or vtnihcaiitui ai [fin InrorrnaUon «n IhotB mMMli »ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U.S Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCITS Funds (non-U S » Commentary & Reports » Prospectus & Related »Investment Approach Investors) B Artic,es Documents », Process » Separately Managed Accounts „ Murtjrnedja commentary • Soollwastarn Hiftloty » Investment Team Copyright ©2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc.," "Longleaf." "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn aboul the Investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map http://www.southeasternasset.com/investment_offerings/ucits_funds/global_ucits/quarter_. 2/10/2012

Separately Managed Accounts :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/separately_managed

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Mutual Funds (U.S. Investors) | UCITS Funds (non-U.S. Investors) | **Separately Managed Accounts**

Global Mandate | Non-U.S. Mandate | U.S. Mandate

Separately Managed Accounts

A single research team makes all investment decisions for all mandates using the same concentrated value approach without regard to whether accounts are separately managed or in pooled funds.

Separately managed accounts have a $50 million minimum and are available to clients in most countries. We offer the following mandates:

Global Mandate - a subset of the most qualified holdings from our U.S. and non-U.S. universes.

Non-U.S. Mandate - businesses domiciled and/or operating primarily outside of the U.S.

U.S. Mandate - businesses domiciled and/or operating primarily in the U.S.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Global:: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/separately_managed/g. |^ 11 SEABiCH j » Contacl Us Home About Us Investment Offerings Commentaiy & News Mutual Fund Documents Longleaf Quick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Global Mandate Non-US Mandate US Mandate Open an Accounl Forms & Additional Informalion Sign up for News & Updates Global Mandate Current Pnces & Performance "—— Dividends, Distributions, & Tax Information Southeastern has managed all Background Governing Principles portfolios consistently for over . At soulheastern's outset in 1975, portfolios were U.S. focused but often three decades. Our single included a limited number of ADRs and Canadian companies. investment team adheres to the . |n lhe |a[e ^ 990s portfolios held up to 30% of assets in non-U.S. same governing principles. securities when opportunities were abundant while most U S stocks did employs the same approach, and not meet Southeastern's required discount follows the same process. • Southeastern employees seeded Longleaf Partners International Fund in 1998 to take advantage of compelling non-U S investments. Facts aii2/3,/,i . |n 2000, a client asked Southeastern to combine the U.S. and non-U.S. portfolios. Global separate accounts were the result $10 1 billion total global assets $50 million minimum account size Global Portfolio Information • Portfolios normally contain 18-22 securities, a subset of those in U.S. Contact and non-U S. portfolios. In US (901)761-2474 • Sector and industry weightings are a by-product of bottom-up In UK 44(0)20 7479 4200 investment decisions. info@SEasset com . mos( investments have at least $3 billion USD market capitalization given our asset size and concentrated approach. Country weightings are a by-product of the location of qualifying investments Generally portfolios will have no less than 30% and no more than 70% in either U.S. or non-U.S. companies. We do not hedge currency exposure. Cash is the by-product of a lack of qualifying investment opportunities. »ABOUT US » INVESTMENT OFFERINGS » COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS » CONTACT US » Overview » Mutual Funds (U.S. tivestors) x Recent News & Updates » Forms & Additional Information » Governing Principles » UCfTS Funds (non-U S » Quarterly Commentary & » Prospectus & Related »Investment Approach Investors) Reports Documents »Process B Separately Managed Accounts »Articles » Southeastern History » Multimedia Commentary » Inveslmenl Team Copyright ©2012. Southeastern Asset Management, Inc All rights reserved Your use of this site signifies thai you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc.,""Longleaf," "Longleaf Partners Funds," and lhe pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to leam about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map

Non-U.S. :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/separately_managed/...

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Mutual Funds (U.S. Investors) | UCITS Funds (non-U.S. Investors) | **Separately Managed Accounts**

Global Mandate | **Non-U.S. Mandate** | U.S. Mandate

Non-U.S. Mandate

Southeastern has managed all portfolios consistently for over three decades. Our single investment team adheres to the same governing principles, employs the same approach, and follows the same process.

Facts at 12/31/11

$0.5 billion total non-U.S. assets

$50 million minimum account size

Contact

In U.S. (901)761-2474
In UK 44(0)20 7479 4200
info@SEasset.com

Background

- At Southeastern's outset in 1975, portfolios were U.S. focused but often included a limited number of ADRs and Canadian companies.
- In the late 1990s, portfolios held up to 30% of assets in non-U.S. securities when opportunities were abundant while most U.S. stocks did not meet Southeastern's required discount.
- Southeastern employees seeded Longleaf Partners International Fund in 1998 to take advantage of compelling non-U.S. investments. We simultaneously offered non-U.S. separate accounts.

Non-U.S. Portfolio Information

- Portfolios normally contain 18-22 securities.
- Sector and industry weightings are a by-product of bottom-up investment decisions.
- Most investments have at least $1 billion USD market capitalization given our asset size and concentrated approach.
- Portfolios contain non-U.S. developed and emerging market companies and up to 30% U.S. domiciled companies generally with more than half of revenues, profits, or value outside of the U.S.
- We do not hedge currency exposure.
- Cash is the by-product of a lack of qualifying investment opportunities.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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U.S. :: Southeastern Asset Management, Inc. http://live.seamgmt.com/investment_offerings/separately_managed/. i 11 search! » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents ^_^^^_^^^^^_^^^^^^^^^^_^^^^^_^^^^^^^_^^^^_^^^^^^^^ Longleaf Quick Links (U.S. Investors) Mutual Funds (U S Investors) UCITS Funds (non-U S Investors) Separately Managed Accounts Account Access Global Mandate Non-U S Mandate U.S. Mandate Open an Account Forms & Additional Information Sign up for News & Updates U.S. MfllldxltS Current Prices & Performance ^^^^^^^^^^^^^^^^^^^^^"^^~^^^^^^^^^^^^^^^^^^^^—^^ Dividends, Distributions, & Tax Information Southeastern has managed all Background Governing Principles portfolios consistently for over . Al southeastern's outset in 1975, portfolios were U.S. focused but often three decades. Our single included a limited number of ADRs and Canadian companies. investment team adheres to the . !n ^ 987| southeastern employees seeded Longleaf Partners Fund to same governing principles. invest In the same companies held In separate accounts. employs the same approach, and TT n n _^j- v t r ,. „ U.S. Portfolio Information follows me same process. • Portfolios normally contain 18-22 securities. Facts at 12/31/11 . Sector and industry weightings are a by-product of bottom-up investment decisions. $81 billion total U S assets • Most investments have at least $5 billion USD market capitalization given our asset size and concentrated approach. • Assets held in non-U.S. investments do not exceed 30% of portfolios Contact an(j norrna||y nave a significant portion of their values in the U.S In U.S (901)761-2474 . Cash is the by-product of a lack of qualifying investment opportunities. In UK 44(0)20 7479 4200 info@SEasset com " lf size be9ins to inhibit our ability to manage U.S. mandates, we will close to new investors. We also would close if we could not find qualifying investments and cash levels were building as was the case from 2004-2007. • ABOUT US » INVESTMENT OFFERINGS »COMMENTARY & NEWS »MUTUAL FUND DOCUMENTS »CONTACT US » Oven/tew » Mutual Funds (U S kivestore) » Rocenl Now* 1 Update* » Forms & Additional Information » Governing Principles » UCITS Funds (non-U.S. » Quarterly Commentary & » Prospectus & Related • Investment Approach Investors) Reports Documents »Process " Separately Managed Accounts »Articles » Southeastern History > M*™dto Commentary »Investment Team Copyright ©2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, Inc ," "Longleaf," "Longleaf Partners Funds." and the pine cone logo are registered trademarks Call (600)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds Privacy Policy | Site Map

Commentary & News :: Southeastern Asset Management, Inc. http://live.seamgmt.com/commentary_news » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents Longleaf Quick Links (U.S. Investors) Recent News & Updates Quarterly Commentary & Reports Articles Multimedia Commentary Account Access Open an Account Forms 8. Additional Information Recent News & Updates Signup for News & Updates Current Prices & Performance Sign Up to Receive Updates date news/update Dividends, Distributions, & Tax information Updates allow our investment partners to 1;31,12 Long|eaf year-End Letter to Shareholders Governing Principles receive timely notice of Information from Southeastern and Longleaf. 1;6/12 Notice for Financia| Advjsors who have c|ients inves(ed |n Email Address Longleaf Partners Funds I want to receive Southeastern and Longleaf general Information I want to receive account-related information for Longleaf Partners Funds Your email address will be maintained as per our Privacy Policy. .ABOUT US »INVESTMENT OFFERINGS »COMMENTARY & NEWS »MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U.S. Investors) » Recent News & Updates » Forms & Additional Information » Governing Principles » UCfTS Funds (non-U.S • Quarterly Commentary & u Prospectus & Related .Investment Approach Investors) Reports Documents »Process " Separately Managed Accounts »Articles , Southeastern History ' Multimedia Commentary »Investment Team Copyright© 2012, Southeastern Asset Management, Inc Ail rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use "Southeastern Asset Management, inc .""Longteaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks Call (600)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price Call (800)446-9469 for or view the Prospectus and Summary Prospectus which shoukl be read carefully before investing to leam about the investment objectives, risks, charges and expenses of the Funds. Privacy Policy | Site Map

Quarterly Commentary & Reports :: Southeastern Asset Management. http://live.seamgmt.com/commentary_news/commentary search » Contact Us Home About Us Investment Offerings Commentary & News Mutual Fund Documents Longleaf

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Quarterly Commentary & Reports

Longleaf Quarterly Reports in Complete Form

The Longleaf Quarterly Reports are available online as Adobe Acrobat Documents. The Adobe Acrobat Reader can be downloaded at no charge by clicking Get Acrobat Reader.

2011	1st Quarter	Semi Annual	3rd Quarter	
2010	1st Quarter	Semi Annual	3rd Quarter	Annual
2009	1st Quarter	Semi Annual	3rd Quarter	Annual
2008	1st Quarter	Semi Annual	3rd Quarter	Annual
2007	1st Quarter	Semi Annual	3rd Quarter	Annual
2006	1st Quarter	Semi Annual	3rd Quarter	Annual
2005	1st Quarter	Semi Annual	3rd Quarter	Annual
2004	1st Quarter	Semi Annual	3rd Quarter	Annual
2003	1st Quarter	Semi Annual	3rd Quarter	Annual
2002	1st Quarter	Semi Annual	3rd Quarter	Annual
2001	1st Quarter	Semi Annual	3rd Quarter	Annual
2000	1st Quarter	Semi Annual	3rd Quarter	Annual
1999	1st Quarter	Semi Annual	3rd Quarter	Annual
1998	1st Quarter	Semi Annual	3rd Quarter	Annual

To receive a current printed quarterly report, info@SEasset.com or call (800)445-9469.

Longleaf Quarterly General Commentary

Quarterly Reports start with a letter providing general comments on the quarter and investment environment.

General letters only (2Q-1997 to Present)

Quarterly Fund-Specific Management Discussions

The quarterly Management Discussion reviews performance, portfolio changes, and opportunities within each Fund.

Partners Fund discussions only (4Q-1995 to Present)

Small-Cap Fund discussions only (4Q-1995 to Present)

International Fund discussions only (4Q-1998 to Present)

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Articles :: Southeastern Asset Management, Inc. http://live.seamgmt.com/commentary_news/articles

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Accessing Articles About Southeastern & Longleaf

The listed articles have appeared in various periodicals and publications over time and are not a complete list of writings about Southeastern or Longleaf. The publications control the timing and content, which has not been updated since the dates shown. Southeastern's views may have changed, and the articles are not a recommendation to buy any security. These articles must be preceded or accompanied by a current Longleaf Prospectus. View performance information and the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Articles are listed from most recent to oldest with a short summary of the content. Click on the title to view online (those that do not link are unavailable electronically). The Articles are available online as Adobe Acrobat Documents. The Adobe Acrobat Reader can be downloaded at no charge by clicking Get Acrobat Reader. Check the box next to the title to order a printed copy. Fill in the order form at the end of the article list. Any information entered will be maintained as per our Privacy Policy.

ARTICLE	DATE	DESCRIPTION
Litman/Gregory Advisors Intelligence "Due Diligence Report" by Melissa Wedel	July, 2011	Due diligence report on Southeastern based on an on-site visit to the firm and conversations with all 11 analysts.
"Mason Hawkins and Staley Cates on Today's Opportunities for Value Investors" by Robert Huebscher	3/15/11	Interview highlights Southeastern's process, several large holdings, and areas where the firm is not invested.
Don't Invest Where You Wouldn't Visit by Morningstar	3/2/11	Morningstar interview with the managers of Longleaf Partners International discussing finding investments outside of the U.S.
Graham & Doddsville Interview with Mason Hawkins by Graham & Doddsville	December, 2010	Mason Hawkins does a Q&A with Columbia Business School.
On the Offensive by Value Investor Insight	8/27/10	Value Investor Insight interviews Longleaf portfolio managers.
Outstanding Investor Digest	8/9/10	Outstanding Investor Digest provides in-depth coverage of two Southeastern/Longleaf client events.
Morningstar's Take by Gregg Wolper	6/16/10	Morningstar reviews Longleaf Partners International Fund.
At Longleaf, 'Partners' Is More Than a Name by Gregg Wolper	3/11/10	Morningstar highlights the merits of Southeastern's "Partnership" approach.
Fortune picks Longleaf Partners Fund as one of the 5 funds "best positioned to thrive in 2009 and beyond" by Yuval Rosenberg	12/22/08	This excerpt from Yuval Rosenberg's article in Fortune magazine picks Longleaf Partners Fund as one of the 5 funds "best positioned to thrive in 2009 and beyond".
Foundation & Endowment Money Management and Alternative Investment News by Christine Benz	10/22/07	Selected Southeastern Asset Management as "Equity Manager of the Year" at the Nonprofit Awards for Excellence dinner presented by Institutional Investor Awards and Information Management Network. Southeastern could not have received this distinction without the loyalty and support of clients, particularly those in the non-profit world. We are humbled by and deeply appreciative of the confidence that clients have placed in our firm.

Longleaf Quick Links (U.S. Investors)

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Articles :: Southeastern Asset Management, Inc. http://live.seamgmt.com/commentary_news/articles

Barron's "Eating Their Own Cooking" by Lawrence C. Strauss	6/11/07	A summary of the process and philosophy of the Longleaf Funds with emphasis on the International Fund.
Kiplinger's "Want to Win at Fund Investing? Learn from Longleaf" by Steven Goldberg	5/22/07	The author examines the attributes that make the Longleaf Funds attractive to investors and shareholders.
Morningstar "Domestic Fund Managers of the Year" by Christine Benz	1/3/07	Article announcing the selection of Longleaf's managers as recipients of this award.
Institutional Investor "Winning the Active Management Game: An excerpt from Unconventional Success" by David Swensen.	8/1/05	This excerpt from Dr. David Swensen's book Unconventional Success highlights the investment values and process of Southeastern Asset Management, advisor to the Longleaf Funds.
Fund Action "Lifetime Achievement Award" by Fund Action	3/14/05	Fund Action, a newsletter covering the mutual fund industry recognized Mason Hawkins with its Lifetime Achievement Award. This article discusses the principles that Southeastern has been guided by over the years.
Money Magazine "The Fundamentalist: The Best Mutual Fund Family in America" by Jason Zweig	August, 1998	A discussion of the Funds' business practices, including: shareholder meetings, significant fund ownership by employees, consistency of philosophy, and closing funds.
Barron's "Businesses, People, Price" by Sandra Ward	2/3/97	Overview of investment approach, philosophy and specific examples.

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Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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Multimedia Commentary :: Southeastern Asset Management, Inc. http://live.seamgmt.com/commentary_news/audio

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Recent News & Updates | Quarterly Commentary & Reports | Articles | **Multimedia Commentary**

Multimedia Commentary

Below are recordings from recent meetings or events involving Southeastern's research team.

Southeastern Analysts' Comments From Client Meeting - July 26, 2011

Panel discussion with analysts, Lowry Howell, Jim Thompson, and Ken Siazon, moderated by Lee Harper. Q&A with analysts joined by Mason Hawkins. We have broken the meeting into sections so that you may choose which aspects you want to listen to.

COMMENTARY	SLIDE PRESENTATION	PARTICIPANTS	DURATION
Analysts describe backgrounds and attraction to Southeastern Download File		Lee B. Harper, Ken Siazon, Lowry H. Howell, CFA, James E. Thompson, CFA	5:40
What differentiates Southeastern's research? Download File		Lee B. Harper, Ken Siazon, Lowry H. Howell, CFA, James E. Thompson, CFA	3:28
Lessons of 2008 Download File		Lee B. Harper, James E. Thompson, CFA, Lowry H. Howell, CFA, Ken Siazon	3:15
How macro themes impact company analysis Download File		Lee B. Harper, Ken Siazon, Lowry H. Howell, CFA, James E. Thompson, CFA	7:14
What opportunity is most exciting today? Download File		Lee B. Harper, Lowry H. Howell, CFA, James E. Thompson, CFA, Ken Siazon	4:39
Corporate management interaction post-2008 Download File		Lowry H. Howell, CFA, O. Mason Hawkins, CFA, Lee B. Harper	4:41
View on Dell Download File		O. Mason Hawkins, CFA	3:38
Lockheed Martin Download File		Lowry H. Howell, CFA, James E. Thompson, CFA	2:57
View on dividends Download File		O. Mason Hawkins, CFA	1:57
How Southeastern adds value to companies we own Download File		O. Mason Hawkins, CFA	2:47
Corporate governance in Japan, NKSJ & Olympus Download File		Ken Siazon, James E. Thompson, CFA	4:22

Annual Presentation - May 10, 2011

The Longleaf Partners Funds are pleased to make excerpts from our May 10, 2011 Annual Presentation available to all shareholders online via MP3 audio format. These recorded sessions will allow those shareholders not able to attend the meeting to hear the comments and views of the Portfolio Managers. We have broken the meeting into sections so that you may choose which aspects you want to listen to.

View current month-end performance. Fund returns and those of the S&P 500, Russell 2000 and MSCI EAFE Index are shown with dividends and distributions reinvested, but do not reflect the deduction of taxes a shareholder would pay on Fund distributions or the redemption of Fund Shares. Past performance information includes periods during which the funds used currency hedging as an investment strategy. Current performance may be lower or higher than the performance

Longleaf Quick Links (U.S. Investors)

Account Access
Open an Account
Forms & Additional Information
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Current Prices & Performance
Dividends, Distributions, & Tax Information
Governing Principles

Multimedia Commentary :: Southeastern Asset Management, Inc. http://live.seamgmt.com/commentary_news/audio quoted These indices are unmsnaged and not hedged for foreign currency risk. Call (800)445-9469 or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund. Past Performance is not predictive of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than the purchase price. Longleaf Partners Funds are not for offer or sale outside the United States. COMMENTARY SLIDE PRESENTATION PARTICIPANTS DURATION Introduction and Risk Discussion ° Mason Hawkins, CFA 7.34 Download File Performance Results Slide Presentation Lee B HarPer 9:08 Download File Research Overview g. staiey cates, cfa 8:31 Download File Investment Case for Dillard's Ross Gtoizbach, cfa 8:17 Download File Investment Case for Vodafone Josh Shores, CFA 7:63 Download File Sovereign Debt and Middle East Uncertainty Scott Cobb 5:19 Download File Natural Disasters in Japan KenSiazon 7.42 Download File Investing temperament and assessing new ° Mason Hawkins,CFA.G- Slalsv 3:26 Cates, CFA hires Download File What if management changes? ° Mason Hawkins. cfa. G staley 2:35 Cales, CFA Download File Adjusting for country specific inflation or ° Mason Hawkins. cfa. Ken Siazon 0:59 interest rates? Download File Similarities between Dillard's and Sears ° Mason Hawkins. CFA. G staley 5:49 Cales, CFA, Ross Glotzbach, CFA Options position in Colgate. Download File Expect to see more options? o Mason Hawkins, CFA 5.43 Download File Campbell's Soup O Mason Hawkins, CFA, Ross 3.15 Glolzbach, CFA Download File Dell & HRT ° Mason Hawkins, CFA, G Staley 7-35 Cates, CFA. Ken Siazon Download File Opportunity in the former Soviet Bloc. o. Mason Hawkins, CFA, Scott Cobb 2:32 Download File »ABOUT US »INVESTMENT OFFERINGS »COMMENTARY & NEWS » MUTUAL FUND DOCUMENTS »CONTACT US » Overview » Mutual Funds (U S. hiveslors) » Recent News & Updates • Forma & Additional mfarnipllon » Governing Principles » UCrrs Funds (non-U S » Quarterly Commentary & » Prospectus & Related »lnveslmenl Approach Investors) Reports Documents »Process " Separately Managed Accounts »Articles » Southeastern History " Multimedia Commentary »Investment Team Copyright © 2012, Southeastern Asset Management, Inc All rights reserved Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc." "Longleaf," "Longleaf Partners Funds." and the pine cone logo are registered trademarks Call (800)445-9469 for or view current month-end performance Past performance does not guarantee future results, fund prices flucluale. and Ihe value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefuHy before investing to leam about the investment objectives, risks, charges and expenses of the Funds

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Forms & Additional Information | Prospectus & Related Documents

Forms & Additional Information (for Longleaf U.S. Investors)

These forms must be printed and mailed, and cannot be submitted online. Either type in information and print or print a blank form and fill by hand.

Additional Information

- Wiring Instructions
- Exceptions to Minimum And Closed Funds
- How to Redeem Shares
- Medallion Signature Guarantee

Regular Accounts

New Account Application

Open a non-retirement account.

Transfer on Death Agreement

Indicate the person(s) to whom your non-retirement assets should be paid in the event of your death.

Change of Information

Request changes to an existing non-retirement account.

Gift of Shares

Give shares from your Longleaf account as a gift to an individual or charity.

Transfer In-Kind

Request that shares of Longleaf, held in non-retirement accounts through other financial institutions, be transferred to an account held directly with Longleaf.

Cost Basis Election Form

To elect or change a cost basis method.

Retirement Accounts

IRA Disclosure Statement and Adoption Agreement

New Account Application

Open a new Traditional or Roth IRA.

IRA Transfer and Conversion

Transfer a Traditional or Roth IRA from another institution or to convert your existing Longleaf Traditional IRA to a Longleaf Roth IRA.

Change of Information

Request changes to an existing retirement account.

Retirement Account Distribution Form

Request an IRA Distribution.

Required Minimum Distribution

Request a withdrawal to satisfy your IRS Required Minimum Distribution.

Simple IRA Account Application

Open a Simple IRA.

Simple IRA Transfer and Conversion

Transfer a Simple IRA from another custodian to a Longleaf Simple IRA.

Simple IRA Distribution

Request a Simple IRA Distribution.

Longleaf Quick Links (U.S. Investors)

- Account Access
- Open an Account
- Forms & Additional Information
- Sign up for News & Updates
- Current Prices & Performance
- Dividends, Distributions, & Tax Information
- Governing Principles

Prospectus & Related Documents :: Southeastern Asset Management,... http://live.seamgmt.com/mutual_fund_documents/prospectus

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Forms & Additional Information | **Prospectus & Related Documents**

Prospectus and Related Documents

Clicking on the Fund-specific literature items opens a new window, taking you to a different web site governed by our privacy policy. Closing the window will return you to Southeastern's site.

Longleaf Partners Fund

- Summary Prospectus
- Statutory Prospectus
- SAI
- Annual Report
- Semi-Annual Report

Longleaf Small-Cap Fund

- Summary Prospectus
- Statutory Prospectus
- SAI
- Annual Report
- Semi-Annual Report

Longleaf International Fund

- Summary Prospectus
- Statutory Prospectus
- SAI
- Annual Report
- Semi-Annual Report

Additional Documents

- Privacy Policy
- Proxy Policy
- Proxy Voting Record
- Interactive data (XBRL) prospectus file

All Interactive Data (XBRL) files have to be viewed by an Interactive Data Viewer. Access the SEC provided Interactive Data (XBRL) viewer here.

Longleaf Quick Links (U.S. Investors)

- Account Access
- Open an Account
- Forms & Additional Information
- Sign up for News & Updates
- Current Prices & Performance
- Dividends, Distributions, & Tax Information
- Governing Principles

» ABOUT US
» Overview
» Governing Principles
» Investment Approach
» Process
» Southeastern History
» Investment Team

» INVESTMENT OFFERINGS
» Mutual Funds (U.S. investors)
» UCITS Funds (non-U.S. investors)
» Separately Managed Accounts

» COMMENTARY & NEWS
» Recent News & Updates
» Quarterly Commentary & Reports
» Articles
» Multimedia Commentary

» MUTUAL FUND DOCUMENTS
» Forms & Additional Information
» Prospectus & Related Documents

» CONTACT US

Copyright © 2012, Southeastern Asset Management, Inc. All rights reserved. Your use of this site signifies that you accept our Terms & Conditions of Use. "Southeastern Asset Management, Inc.," "Longleaf," "Longleaf Partners Funds," and the pine cone logo are registered trademarks. Call (800)445-9469 for or view current month-end performance. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 for or view the Prospectus and Summary Prospectus which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Funds.

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